Exhibit 99.2

Management’s Discussion and Analysis

The following discussion is a review of the financial performance and position of Claude Resources Inc. (“Claude” or the “Company”) as at June 30, 2010 compared to December 31, 2009 and the results of operations for the three and six months ended June 30, 2010 compared with the corresponding periods of 2009. This discussion is the responsibility of Management and the information within this Management’s Discussion and Analysis is current to August 11, 2010.  The Board of Directors approved the disclosure presented herein.  The discussion should be read in conjunction with the Company’s 2009 annual Management’s Discussion and Analysis and 2009 annual audited consolidated financial statements and notes thereto. All amounts are expressed in Canadian dollars, except where otherwise indicated.

Note To Investors

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2,000 pounds)	1.102
Grams	Troy Ounces	0.032
Hectares	Acres	2.471

Overview

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR).  The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company’s entire asset base is located in Canada.  Its main revenue generating asset is the 100 percent owned Seabee gold operation, located in northern Saskatchewan. Claude also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Property in northeastern Saskatchewan.

mission and vision

The Company’s mission is to create significant shareholder value through gold exploration and mining.  Its vision is to be valued by all stakeholders for its ability to discover, develop and produce gold in a safe, environmentally responsible and profitable manner.

goals and key performance drivers - Measuring the Company’s Results

The Company’s goals and key performance drivers include:

•	Increasing its resource base through aggressive exploration programs;
•	Improving operating margins at the Seabee Operation;
•	Strengthening the Balance Sheet and maintaining liquidity in order to reduce financial risk;
•	Consider strategically attractive opportunities and accretive transactions; and
•	Ensuring that the Company’s share price reflects underlying value.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 2

Increasing Claude’s Resource Base Through Aggressive Exploration Programs

During 2009, the Company achieved its objective of increasing its resource base.  In conjunction with SRK Consulting (Canada) Inc. (“SRK”), the Company filed a National Instrument 43-101 mineral resource evaluation for the Madsen Mine during the fourth quarter of 2009.  The statement outlined Indicated Resources of 928,000 ounces of gold at 0.26 ounces per ton or 8.93 grams of gold per tonne and Inferred Resources of 297,000 ounces of gold at 0.34 ounces per ton or 11.74 grams of gold per tonne.  The National Instrument 43-101 Technical Report was filed on January 20, 2010.

As a follow-up to the 2009 Exploration Program, Claude has outlined between $10.0 and $12.0 million to support extensive exploration programs at the Company’s Seabee, Madsen and Amisk Properties during 2010.  Success from these programs should serve to further extend the mine life at Seabee, potentially improve the project economics at the Madsen Project and further increase the Company’s total resource base.

At the Madsen Property, Claude’s objective is to fully assess the potential for high grade gold mineralization while continuing to de-water the Madsen shaft to provide additional underground exploration access.  Phase I underground drilling of the 8 Zone program, from the 10th level, has confirmed high grade mineralization 450 feet (1) down plunge of the historic mine infrastructure as well as identifying the potential for the development of parallel footwall lenses.  In preparation for Phase II of the underground 8 Zone drill program from the 16th level, which is planned to begin in the first quarter of 2011, shaft dewatering and remediation remains a top priority for Management.

(1)   Historically, Madsen results have been reported in ounces per ton and feet (imperial).

The 2010 drill program at Madsen plans to continue with preparations for Phase II underground drilling on the 8 Zone plunge and strike extensions as well as surface drilling on the Austin Tuff Extension, Starratt Olsen Footwall, Russett Lake, McVeigh and the 8 Zone up-plunge targets.  Given the results to date and the desire to advance surface exploration, Claude elected to add a second surface drill rig early in the second quarter.

At the Seabee Operation, the Company has focused its gold exploration efforts on drilling at Seabee Deep and on continued development of satellite ore bodies.  This includes the Santoy 8 Project which is expected to commence commercial production during the fourth quarter of 2010 and will provide supplemental feed for the Seabee Operation’s central Milling Facility.  Recently released drill results at Seabee Deep included 46.06 grams of gold per tonne (uncut) over 4.3 metres true width, 39.27 grams of gold per tonne (uncut) over 2.1 metres true width, 50.00 grams of gold per tonne over 1.1 metres true width and 33.17 grams of gold per tonne over 2.0 metres true width. These intercepts demonstrate grade above the historical average, are in close proximity to existing development and infrastructure and represent a near term opportunity to enhance production grades from Seabee Deep during 2010.

The Amisk Gold Property is located 20 kilometres southwest of Flin Flon, Manitoba and hosts the Amisk-Laurel Gold Deposit, the past-producing Monarch Mine as well as a large number of gold occurrences and prospects.  At 13,900 hectares, this gold and silver exploration property is one of the largest land positions in the prolific Flin-Flon mineral district   The property consists of 85 mineral dispositions in the Amisk Lake area.  Claude is the operator of a 65:35 Joint Venture with St. Eugene Mining Corporation and for 2010 initiated a $1.1 million exploration program on the property. In the second quarter of 2010, the Company released results from its 2010 winter drill program; highlights from this drill program include:

•	161.86 metres at 1.29 grams of gold and 8.0 grams of silver per tonne; and
•	86.70 metres at 1.03 grams of gold and 6.0 grams of silver per tonne.

At the Amisk Gold Property, the Company plans to evaluate historic resources as well as results from the Company’s winter and summer exploration programs in light of current gold prices and advances in bulk mining techniques.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 3

Improving Operating Margins at the Seabee Operation

The Company will continue to focus on the profitability of the Seabee Operation through a combination of improved grade control, cost controls and developing the production profile at lower cost satellite ore bodies, including Santoy 8.

On April 8, 2010, the Company announced that the Santoy 8 Gold Project received Ministerial Approval and the Operating Permits necessary to advance it to production and, during the second quarter, the Company began processing ore from the Santoy 8 deposit.  Over the life of mine plan for the Seabee Operation, the Company anticipates the Santoy 8 Project to provide up to 50 percent of the overall feedstock to the Seabee Operation’s central Milling Facility and anticipates this contribution to be a positive catalyst in improving production and lowering unit operating costs at the Seabee Operation.

Financial Capacity

During the first half of each year, the Company’s cash outflow is significant because of the Seabee Operation’s winter ice road resupply which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure.  For the remainder of 2010, Claude will remain focused on further improving its Balance Sheet, maintaining an appropriate cash balance and continuing to maintain access to financial markets.  In addition, the Company’s remaining oil and natural gas assets in Alberta remain held for sale and are expected to be fully divested in 2010.

Strategically Attractive and Accretive Transactions

During the first quarter of 2010, the Company completed a reorganization of its working interest in the Amisk Gold Property.  After acquiring the balance of the interests held by Cameco and Husky Oil, the Company finalized the sale of a 35 percent interest in the property to St. Eugene Mining Corporation Ltd.  The acquisition of controlling interest in the Amisk Gold Property is consistent with Claude’s strategy to focus on exploration and developing gold assets in mining friendly jurisdictions.

Shareholder Value

At June 30, 2010, shares of Claude closed at $1.14 (June 30, 2009 - $0.88); on the NYSE Amex, Claude’s shares closed at U.S. $1.06 on June 30, 2010 (June 30, 2009 - U.S. $0.77).  Despite the 30 percent improvement in Canadian dollar share price, Management remains focused on ensuring that the underlying value of the Company’s assets is appropriately reflected in its share price during 2010 and beyond.

The Company is continuing with its strategy of becoming a pure gold play through the continued divestitures of its non-core oil and natural gas assets, all the while remaining open to potentially accretive transactions in the gold industry that will further increase shareholder value.  The Company remains focused on maintaining a strong Balance Sheet to ensure the continuation of the Madsen, Seabee and Amisk exploration programs.

Management anticipates increasing shareholder value by improving margins through a combination of increased production, lower cost satellite deposits and milling higher grade ore at the Seabee Operation.  Significant exploration upside potential also exists at the Company’s Madsen, Seabee and Amisk Properties.

With the support of a major improvement in gold price, strong working capital, a significantly expanded resource base at Madsen, improving grade at Seabee Deep, the contribution of Santoy 8 to the Seabee Operation’s central Milling Facility and the size potential at the Amisk Gold Property, Claude is well positioned to further execute its strategy of discovering, developing and producing gold in established politically safe Canadian mining and exploration districts.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 4

Exploration Results

Claude continued its aggressive exploration and development strategy during the second quarter of 2010.  Surface drilling at Madsen continued to yield encouraging results from the Austin East and Starratt Olsen targets while shaft dewatering and rehabilitation continued towards a planned Phase II underground drill program, anticipated to begin early in the first quarter of 2011.

Exploration at the Seabee Operation during 2010 has focused on the initiation of production from the Santoy 8 ore body as well as continued drilling in the Santoy and Seabee North regions.  At the Amisk Gold Property, the 2010 winter drill program tested the western extension of the deposit as well as validated historic drill data in the core of the deposit.  This 11 hole program confirmed near-surface, potentially bulk-mineable gold and silver mineralization.

All exploration activities were carried out under the direction of Qualified Persons, Brian Skanderbeg, P. Geo., Vice President Exploration and Philip Ng, P. Eng., Vice President Mining Operations.

Madsen Project

The Madsen Project comprises over 10,000 acres (4,000 hectares) and, having produced in excess of 2.4 million ounces, is the third largest gold producer in the Red Lake camp in Ontario, Canada.  Infrastructure includes a fully functional 500 ton per day mill, 4,000 foot deep shaft and permitted tailings facility.

During the second quarter of 2010, exploration drilling focused on testing the extension of the Austin Tuff east of the Madsen Shaft and the depth continuity of the Starratt Olsen Deposit.

At Austin East, an extension of the Austin Tuff, a 9 hole program wrapped up in early December 2009.  Weak to strong, tuff-style mineralization was intercepted in multiple zones in all holes.  Results of the program, which were released during the first quarter of 2010, yielded an average of 2.60 metres at 12.51 grams of gold per tonne, consistent with historic mining grades and widths from the Austin Tuff.  Based on results from the program, a further 14 holes were completed in the first half of 2010 to test the system at depth and along strike to the east.  Assay results will be evaluated as received and will be used as a guide for future drill programs.

Mining at Starratt-Olsen ceased in 1956 at a depth of approximately 2,000 feet.   Historic drilling shows continuity of the system at depth. The ore shoots are interpreted to be the strike extension of the Austin and McVeigh tuffs, three kilometres to the southwest.  During the second quarter three holes were completed testing the plunge continuity of the shoots.  Assays are outstanding and the fourth hole of the program is in progress.

Initiated from the 10th level in December of 2008, the Phase I underground program included testing of the plunge extension of the 8 Zone as well as conceptual targets along the 8 Zone shear system.  Results from Phase I deep drilling of the 8 Zone Trend demonstrated down plunge continuity to 450 feet below the 27th level with multiple holes returning strong visible gold associated with intensely silicified, biotite-altered basalt. See Table 1 for highlights of Phase I of the 8 Zone drill program.  Step-out drilling to the east and west confirmed the development of favorable 8 Zone structure and stratigraphy. The system remains open down plunge and along strike to the east and west.  Phase II of the underground 8 Zone drill program is planned to initiate from the 16th level in the first quarter of 2011.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 5

Table 1: Highlights from Phase I of the 8 Zone drill program at the Madsen Mine, Ontario.

Hole ID	From (m)	To (m)	Au (g/t)	Length (m)	Au (oz/ton)	Length (ft)	Visible Gold Noted

MUG-08-01	883.00	883.75	127.12	0.75	3.71	2.46	✓
MUG-09-02b	891.25	891.70	21.52	0.45	0.63	1.48	✓
MUG-09-03 (incl)	915.40	917.89	33.39 58.18	2.49 1.25	0.97 1.70	8.17 4.10	✓ ✓
MUG-09-04 (incl)	909.55	917.45	25.77 141.80	7.90 0.95	0.75 4.14	25.92 3.12	✓ ✓
MUG-09-05 (incl)	943.51	946.90	24.30 62.09	3.39 1.22	0.71 1.81	11.45 4.00	✓ ✓

Russett Lake
Madsen Shaft
Mill Complex
McVeigh Tuff
Confederation Assemblage
Austin Tuff
Balmer Ultramafic Sequence
16 Level
Balmer Mafic Sequence
Madsen Mine Trend
8 Zone Trend
8 Zone
Flat Lake Howey Bay Deformation Corridor
1500 Meters
5000 Feet
Kilalla Baird Batholith
Schematic Cross Section
Madsen Mine
300 Meters
1000 feet
Claude Resources Inc.
Discovering. Developing. Delivering.

Figure 1: Madsen Mine Cross Section

Following 20 months of compilation of historic data, SRK finalized an independent National Instrument 43-101 mineral resource evaluation for the Madsen Mine. This mineral resource evaluation was based on historical exploration and mining data, Phase I underground drilling as at September 27, 2009 and geological and resource modeling.  The resource evaluation was undertaken on the four separate zones, Austin, South Austin, McVeigh and 8 Zone that comprise the Madsen Gold Mine.  The National Instrument 43-101 Technical Report was filed on January 20, 2010.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 6

Table 2: Consolidated Mineral Resource Statement (1) for the Madsen Mine, Ontario.

Resource Class	Zone		Tonnes	Grade (g/tonne)	Grade (oz/ton)	Contained Gold (oz)

Indicated	Austin		1,677,000	7.92	0.23	427,000
	South Austin		850,000	9.32	0.27	254,000
	McVeigh		374,000	9.59	0.28	115,000
	Zone 8		335,000	12.21	0.36	132,000
		Total	3,236,000	8.93	0.26	928,000
Inferred	Austin		108,000	6.30	0.18	22,000
	South Austin		259,000	8.45	0.25	70,000
	McVeigh		104,000	6.11	0.18	20,000
	Zone 8		317,000	18.14	0.53	185,000
		Total	788,000	11.74	0.34	297,000

(1) (1)  Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at a cut-off grade of 5.0 g/t gold based on U.S.$1,000 per troy ounce of gold and gold metallurgical recoveries of 94 percent.

Buffalo Mine
Hasaga Mine
2010 Surface Drill Target
Madsen Mine Trend
8 Zone Trend
Madsen Mine
Madsen Property
Starratt Olsen Mine
Faulkenham Mine
0
2
4 km
N
Claude Resources Inc.
Discovering. Developing. Delivering.

Figure 2: Madsen Property Overview

The Company’s Madsen shaft de-watering and rehabilitation program remains a top priority for Management.  During the second quarter, repairs to the shaft compartments were safely completed to the 15th level; de-watering resumed shortly thereafter and is approaching the 16th level.  The Phase II underground drill program on the 8 Zone Trend at Madsen will continue once the 16th level is de-watered and drill chambers have been established; this is anticipated to be early in the first quarter of 2011.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 7

Seabee Operation

The Seabee Operation includes 14,400 hectares and is comprised of four mineral leases and extensive surface infrastructure. During the second quarter of 2010, exploration efforts focused on continued development of the Santoy 8 Project and continued exploration of the Seabee North and Santoy regions.

Figure 3: Seabee Property showing significant gold deposits and occurrences.

Santoy 8

The Santoy 8 Project is located approximately 14 kilometres east of the Seabee Operation’s central Milling Facility and is accessed via an all-weather road.  Gold mineralization is hosted in siliceous, skarnified, shear structures with sulfide-chlorite-quartz veins and in silicified granitoid sills.  The mineralized lenses dip moderately to steeply eastward and are interpreted to be amenable to bulk mining techniques.  Gold mineralization of the Santoy 8 ore lens occurs over a strike length of 600 metres, a depth of 350 metres and remains open along strike and down plunge to the north.  The Santoy 8E ore lens has been intercepted over a strike length of 200 metres, depth of 250 metres and remains open along strike and down plunge to the north.  True thickness of the Santoy 8 deposits varies from 1.5 metres to 15 metres.

During the second quarter, Claude initiated underground development and continued to advance the Santoy 8 Project towards commercial production. As at December 31, 2009, the mineral reserves at Santoy 8 are 177,328 tonnes at 7.02 grams of gold per tonne (40,015 ounces), measured and indicated mineral resources consist of 545,625 tonnes at 8.98 grams of gold per tonne (157,529 ounces) and inferred mineral resources are 391,500 tonnes at 8.10 grams of gold per tonne (101,955 ounces). The upgrading of the resource model was the Company's first step in the transition from exploration through bulk sampling to commercial production at the Santoy 8 deposits.

Exploration in the Santoy region continued with the initiation of a summer drill program targeting the Santoy Gap.  The program is designed to test the Santoy shear system between the Santoy 7 and 8 Deposits as well as the down plunge continuity of the Santoy 8 and 8E deposits. Historic drill testing of the shear system has focused on relatively shallow drill holes with 200 metre spacings.

Seabee North

Claude wholly owns the Porky Lake structural zones located approximately three kilometres northwest of the Seabee Operation’s central Milling Facility.  The Seabee North region includes the Porky Lake West and Porky Lake East (“Pigeon Lake”) gold zones as well as strike continuity of the system to the north.  This gold-bearing horizon has been traced intermittently over 7.5 kilometres from the western extent of the Porky West zone to the north of the Pigeon Lake zone in the east.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 8

Winter drilling in February 2010 resulted in the discovery of a new zone of mineralization named ‘Pigeon North’.  The discovery hole returned 13.6 grams of gold per tonne over 3.0 metres at a depth of 226 metres.  The surface expression of the system is in excess of 700 metres in strike length and open in all directions.  Further drilling, surface prospecting and detailed mapping are planned for the second half of 2010.

Amisk Gold Property

The Amisk Gold Property (Figure 4) is located in the Flin Flon-Snow Lake Greenstone Belt.  The property is host to the Amisk-Laurel Gold Deposit, the past-producing Monarch Mine as well as a large number of gold occurrences and prospects. Extensive historic exploration, including significant surface and underground drilling and bulk sampling, was completed by Saskatchewan Mining Development Corporation, Hudson Bay Mining and Smelting, Husky Oil and Claude.  During the first half of 2010, Claude staked an additional 1,900 hectares to expand the Amisk Gold Property to 13,900 hectares from 12,000 hectares.

On the Amisk Gold Property, Claude is the operator of a 65:35 joint Venture with St. Eugene Mining Corporation and for 2010 has initiated a $1.1 million exploration program.  The program is focused on the Amisk-Laurel Gold Deposit, specifically expanding the deposit and evaluating the bulk mining potential of the system.

Figure  4: Amisk Gold Property

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 9

During the second quarter, Claude completed an 11 hole, 2,300 metre winter drill program on the Amisk Gold Property.  The program tested the western extension of the Amisk-Laurel Gold Deposit as well as validated historic drill data in the core of the deposit.  Assays from this program have been received; Table 3 presents results from the 2010 Amisk-Laurel Gold Deposit winter drill program.

Table 3: Intercepts from the 2010 Amisk-Laurel Gold Deposit Winter Drill Program

Hole	Easting	Northing	Az/Dip	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)

AL-10-271	9648	5045	180/-55	190.73	200.30	9.57	1.02	5.4
AL-10-272	9726	5151	180/-55	196.02	212.10	16.08	1.24	15.2
AL-10-273	9654	5223	180/-55	300.65	334.95	34.30	0.49	2.9
AL-10-274	9783	5102	180/-45	23.50	29.45	5.95	3.32	7.5
			incl	28.00	29.45	1.45	11.83	20.4
AL-10-274	9783	5102	180/-45	106.80	189.30	82.50	0.72	6.8
			incl	187.30	188.10	0.80	16.44	145.6
AL-10-275	9921	4925	64/-45	10.65	45.50	34.85	2.91	4.3
			incl	12.18	13.00	0.82	13.27	8.0
			incl	15.27	16.11	0.84	39.22	15.2
			incl	32.00	33.00	1.00	28.89	26.5
AL-10-276	10004	5097	180/-65	39.60	92.60	53.00	0.55	3.3
AL-10-276	10004	5097	180/-65	97.10	193.30	96.20	1.05	7.8
			incl	175.55	177.05	1.50	9.76	20.1
AL-10-277	10002	5097	215/-65	22.90	260.30	237.40	0.98	8.5
			incl	126.90	128.80	1.90	9.99	86.8
			incl	211.60	214.60	3.00	13.29	56.6
AL-10-278	9976	5059	180/-45	11.30	98.00	86.70	1.03	6.0
			incl	44.00	46.00	2.00	14.94	4.4
AL-10-279	9978	5059	215/-45	10.40	129.50	119.10	0.92	5.1
			incl	23.70	25.20	1.50	13.12	14.7
AL-10-280	9932	5009	180/-45	10.55	43.25	32.70	0.86	4.0
AL-10-281	9944	5082	180/-65	6.14	56.98	50.84	0.80	4.7
AL-10-281	9944	5082	180/-65	87.14	249.00	161.86	1.29	8.0
			incl	112.67	114.23	1.56	10.44	13.1
			incl	195.00	203.81	8.81	8.41	42.8
			incl	211.64	215.74	4.10	8.08	13.7

Note: Intervals noted are intercepted width not true wide, have been calculated using a 0.3 g/tonne cut-off and are uncut.  They may include internal dilution.

All of the 11 holes from the winter drill program intersected mineralization and have successfully confirmed near-surface, potentially bulk-mineable gold and silver mineralization. A significant number of the holes ended in mineralization. To date the Company has tested a strike length of 550 metres, with the potential to expand the system to the west, southwest and down dip to the northeast, as noted below in Figure 5.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 10

Figure 5: Surface Projection of the Amisk-Laurel Gold Deposit

Claude is very encouraged by these results and anticipates expanding on them through a summer program which commenced late in the second quarter of 2010; this program includes the re-sampling of 17,000 metres of historic core.  In addition, Claude anticipates completing an evaluation of the bulk mining potential of the system utilizing data from the 2010 exploration program and from re-sampled historic core.

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates.  Geochemical analyses were submitted to TSL Laboratory in Saskatoon, Saskatchewan, Accurassay Laboratories at Thunder Bay, Ontario, and or the Seabee minesite lab.  The former two laboratories are ISO approved. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption and gravimetric and or screen fire finish. Intercepts are reported as drilled widths and range from 65 percent to 90 percent of true widths.  Composite intervals were calculated using a 3.00 grams per tonne cut-off and may include internal dilution.

2010 Mining Operations Results

Seabee Operation

For the quarter ended June 30, 2010, Claude processed 46,071 tonnes of ore at the Seabee Operation’s central Milling Facility with a grade of 8.44 grams of gold per tonne (Q2 2009 - 51,284 tonnes at 4.92 grams of gold per tonne). Produced ounces for the period increased by 54 percent to 11,902 ounces from 7,735 ounces in Q2 2009.  Sales volume for the quarter was 12,188 ounces of gold compared to 8,453 ounces of gold in Q2 2009, an increase of 44 percent period over period.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 11

For the six months ending June 30, 2010, Claude milled 84,561 tonnes at a grade of 8.14 grams of gold per tonne (YTD 2009 - 105,474 tonnes at 5.66 grams of gold per tonne).  Produced ounces were 21,123 (YTD 2009 - 18,348) with mill recoveries of 95.4 percent (YTD 2009 - 95.6 percent).  These results are largely attributable to the improvement in grade noted above.  Gold sales volume for the first half of the year improved 14 percent to 21,078 ounces from 18,523 in the same period in the prior year.

Claude views the Santoy 8 Project as a key driver in the expansion of the Seabee Operation and in lowering unit operating costs and increasing production over the life of mine plan.  The Company completed the Santoy 8 Power Line Project with the installation and commissioning of the main transformer, tying this property to the Provincial power grid.  Early in the second quarter, the Santoy 8 Project received Ministerial Approval and the Operating Permits necessary to advance it to production.  The Santoy 8 mine is forecast to contribute up to 50 tonnes of ore per day to the Seabee Mill in the near term, gradually increasing to 500 tonnes per day by 2013.  Combined with anticipated production from Santoy 8, the Company is continuing to demonstrate its capacity to effectively grow the Seabee Operation from discovery, to development and then to production.

Year to date, the Company achieved approximately 40 percent of its annual forecasted gold production despite the 20 day interruption to operations that occurred during the first quarter.  With improved grade at Seabee Deep and with increased contribution of Santoy 8 to the Seabee Operation, Management continues to forecast that it will meet its production target of 46,000 to 50,000 ounces for 2010.

Figure 6: Seabee Operation Annual Production and 2010 Forecast Production

Table 4: Seabee Operation Gold Production and Costs Statistics

	Three Months	Three Months	Six Months	Six Months
	June 30	June 30	June 30	June 30
	2010	2009	2010	2009

Tonnes Milled (1)	46,071	51,284	84,561	105,474
Head Grade (grams per tonne)	8.44	4.92	8.14	5.66
Recovery (%)	95.3%	95.4%	95.4%	95.6%
Gold Produced (ounces) (1)	11,902	7,735	21,123	18,348
Gold Sold (ounces) (2)	12,188	8,453	21,078	18,523
Operating Expenses (CDN$ million)	$9.4	$6.9	$17.0	$14.6
Cash Operating Costs (CDN$/oz) (3)	$774	$813	$806	$789
Cash Operating Costs (US$/oz) (3)	$753	$696	$780	$654

 (1) Includes ounces produced and tonnes milled from Santoy 8 and from the Porky Lake bulk sample.
 (2)  Excludes ounces sold from Santoy 8 and from the Porky Lake bulk sample.
 (3)  For an explanation of non-GAAP performance measures refer, to “Non-GAAP Performance Measures”.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 12

During 2010, Claude is planning in excess of 50,000 metres of underground in-fill and exploration drilling at Seabee Deep and Santoy 8 to replace 2010 production.  Drilling will be used to evaluate down plunge extensions of the 2b and 2c Seabee ore shoots, hanging wall mineralization and targets east of the present mining areas.

During the first half of 2010, Claude has completed approximately 24,000 metres of diamond drilling from underground operations at Seabee Deep and Santoy 8.  Drill intercepts continue to define higher grade ore shoots out of the 2b and 2c zones at depth and along strike.  As these ore shoots are in close proximity to existing development and infrastructure, the Company has been able to positively impact the head grade delivered to the Seabee Operation’s central Milling Facility as evidenced by our first half of production.   Highlights from the drill program at Seabee Deep include:

•	46.06 grams of gold per tonne (uncut) over 4.3 metres true width (hole U10-631);
•	15.90 grams of gold per tonne (uncut) over 6.3 metres true width (hole U10-629);
•	39.27 grams of gold per tonne (uncut) over 2.1 metres true width (hole U10-632); and
•	30.63 grams of gold per tonne (uncut) over 2.0 metres true width (hole U10-627).

These outstanding drill intercepts from the core of Seabee Deep continue to represent a near term opportunity to enhance production grades and improve operating margins at the Seabee Operation during 2010 and beyond.

The Mineral Reserves and Mineral Resources estimates are conducted under the direction of Qualified Persons, Philip Ng, P.Eng., Vice President Mining Operations and Brian Skanderbeg, P.Geo., Vice President Exploration.

Health, Safety and the Environment

During the first half of 2010, Management reaffirmed the Company’s total commitment toward improved performance in matters related to health, safety and the environment by expanding Claude’s Safety, Training and Environmental Departments as well as retaining external professionals to conduct regular external reviews of work practices and workplaces.  Claude is committed to reach “Zero Injury” and “Zero Environmental Exceedence” and as such, the Company established an operational objective of reducing these incidents by 25 percent annually since 2008.  The Company is on track to meeting these established targets in both areas.  During the second quarter, Claude was one of the signatories of “Mission Zero”, an initiative sponsored by Safe Saskatchewan.  Management believes these values will place the Company in a position to award benefits to its employees as well as local communities and stakeholders.

Claude continued with planned improvements, identified through its enterprise risk management program, to lessen its impact on the environment.  To mitigate potential inadvertent discharges to the environment, the Company has retained professionals to conduct external bi-monthly reviews of its Seabee Operation beginning in the first half of 2010.  In addition, the Company has deployed nearly $1.0 million of assets for advanced filtration and effluent processing systems at its Seabee Operation for the betterment of the local environment.  Management continues to focus on strengthening its operational team and management systems to improve performance in matters related to health, safety and the environment.

Financial Results of Operations

The Company reports its results of operations based on Canadian Generally Accepted Accounting Principles (“GAAP”).  All references to per-share amounts pertain to diluted net earnings per share.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 13

Financial

For the quarter ended June 30, 2010, the Company recorded net earnings of $0.3 million, or $0.00 per share.   This compares to a net loss of $3.9 million for the same period in 2009, or $0.04 per share.

For the six months ended June 30, 2010, the Company recorded net earnings of $0.1 million, or $0.00 per share, after a $1.6 million non-cash recovery related to income tax benefits arising from the issuance of flow-through shares during 2009.  This compares to a net loss of $4.9 million, or $0.05 per share, for the comparable period in 2009.

Revenue

Gold revenue from the Company’s Seabee Operation for the quarter ended June 30, 2010 increased 67 percent to $15.2 million from $9.1 million reported in the second quarter of 2009.  The increase was a result of improved Canadian dollar gold prices realized (Q2 2010 - $1,247 (U.S. $1,213); Q2 2009 - $1,075 (U.S. $921)) combined with an increase in gold sales volume (Q2 2010 - 12,188 ounces; Q2 2009 - 8,453 ounces).

Gold revenue for the first six months of 2010 increased 23 percent to $25.4 from $20.6 million reported in the first six months of 2009.  This increase was attributable to higher gold sales volume (2010 - 21,078 ounces; 2009 - 18,523 ounces) and an eight percent improvement in Canadian dollar gold prices realized: YTD 2010 - $1,205 (U.S. $1,165); YTD 2009 - $1,114 (U.S. $923)

Expenditures

For the three months ended June 30, 2010, total mine operating costs were $9.4 million, up 36 percent from the $6.9 million reported for the same period in 2009.  For the first half of 2010, mine operating costs of $17.0 were 16 percent higher period over period.  The increases in mine operating costs are primarily attributable to increased production at the Seabee Operation’s central Milling Facility as well as increased spending in the areas of Safety and Environment.

Total Canadian dollar cash cost per ounce for the second quarter of 2010 decreased five percent to CDN $774 (U.S. $753) per ounce from CDN $813 (U.S. $696) in the second quarter of 2009.  This result was due to increased gold sales .  Year to date in 2010, total cash cost per ounce has increased by two percent to CDN $806 (U.S. $780) per ounce from CDN $789 (U.S. $654).  During the first half, cash operating cost per ounce was negatively impacted by the 20 day shut down during the first quarter of 2010.

Table 5: Total Cash Costs per Gold Ounce Sold (1)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2010	2009	2010	2009
Cash operating cost (CDN$ thousands)	$9,429	$6,871	$16,995	$14,607
Divided by ounces sold (2)	12,188	8,453	21,078	18,523
Total cash cost per ounce (CDN$)	$774	$813	$806	$789

CDN$ Exchange Rate	1.0276	1.1672	1.0340	1.2059
Total cash cost per ounce (US$)	$753	$696	$780	$654

(1)	Cash cost per gold ounce sold is a non-GAAP performance measure. For an explanation of non-GAAP performance measures, refer to “Non-GAAP Performance Measures”.
(2)	2010 statistics excludes ounces sold from Santoy 8 as this project has not yet been declared in commercial production; 2009 statistics exclude ounces sold from the Porky Lake bulk sample.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 14

Depreciation, Depletion and Accretion

During the second quarter of 2010, depreciation, depletion and accretion was $3.9 million, a 26 percent decrease over the $5.3 million reported for the comparable period in 2009.  For the six months ended June 30, 2010, depreciation, depletion and accretion was $7.7 million, a 19 percent decrease over the $9.5 million report year to date in 2009.  These results were due to decreased broken and milled tonnes in addition to slightly higher reserve tonnes at the Seabee Operation.

General and Administrative Expense

For the three months ended June 30, 2010, general and administrative costs of $1.0 million were relatively unchanged from the second quarter of 2009.  For the first half of 2010, general and administrative costs of $2.2 million were 16 percent higher than the $1.9 million reported for the six months ended June 30, 2009.

Income Taxes

The first quarter income tax recovery of $1.6 million was the estimated income tax benefit arising from the issuance of flow-through common shares in 2009 and the subsequent renouncement of those expenditures in 2010.  As there were no flow-through shares issued in 2008, there is no similar benefit for 2009.

Liquidity and Financial Resources

The Company’s typical cash requirement over the first and second quarters of each year is significant because of the Seabee Operation’s winter ice road resupply, which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure.

At June 30, 2010, the Company had working capital of $16.8 million (December 31, 2009 - $28.5 million).  Included in working capital at June 30, 2010 are demand loans of $3.5 million (December 31, 2009 ($4.6 million); these loans have been classified as current liabilities due to their demand feature.  The decrease in working capital was attributable to: continued capital investment in the Company’s Mineral properties; a decrease in Accounts receivable, attributable to the timing and receipt of gold sales; and an increase in Accounts payable as a result of the Company’s annual winter road re-supply for its Seabee Operation.  These items were offset by: an increase in Inventories and stockpiled ore, attributable to the annual winter road resupply at the Company’s Seabee Operation;  and payments on Demand loans outstanding.

Table 6: Working Capital and Current Ratios

			Percent Increase
In thousands of CDN dollars	June 30	Dec 31	(Decrease)
	2010	2009	2010	2009

Current assets	33,768	45,258	(25)	(6)
Current liabilities	16,991	16,727	(2)	28
Working capital	16,777	28,531	(41)	(37)
Current ratio	2.0	2.7	(26)	(29)

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) (1) was $4.5 million (Q2 2009 - $1.3 million).  For the first half of 2010, EBITDA was $6.0 million (YTD 2009 - $4.1 million).

(1)	For an explanation of non-GAAP performance measures, refer to “Non-GAAP Performance Measures”.

Investing

Mineral property expenditures during the first six months of 2010 were $17.3 million, a $2.5 million increase from the same period in 2009. Year to date, expenditures were comprised of the following: Seabee Mine development of $4.2 million; exploration costs, focusing on the Madsen, Santoy 8, Seabee North and Amisk Gold Property exploration projects, of $7.3 million; and property, plant and equipment additions of $5.8 million. Property, plant and equipment additions include mining equipment, camp infrastructure and tailings management facility expansion.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 15

Financing

Financing activities during the first half of 2010 included the completion and filing of a short form prospectus dated January 28, 2010.  The prospectus qualified the distribution of the 12,000,000 units issuable upon exercise or deemed exercise of the 12,000,000 special warrants that were issued on December 30, 2009. Each unit is comprised of one common share of Claude and one-half of one common share purchase warrant. Each purchase warrant entitles its holder to acquire one common share of Claude at a price of $1.75 until December 30, 2011.  The net proceeds of the Offering will be used to fund the continued exploration of the Madsen Project and for general corporate purposes.  Financing activities also included the issuance of 430,395 common shares (Q1 2009 - 421,056 common shares) pursuant to the Company’s Employee Share Purchase Plan.  An additional 30,000 common shares were issued due to the exercise of stock options pursuant to the Company’s Stock Option Plan.

During the second quarter and first half of this year, the Company repaid $0.5 million and $1.1 of its demand loans outstanding.  The proceeds and repayments of capital lease obligations relate primarily to production equipment.

Capital Structure

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets or incur debt.  The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.

The Capital structure is as follows:

Table 7: Schedule of Capital Structure of the Company

Capital Structure			June 30	December 31
In thousands of CDN dollars	Interest	Maturity	2010	2009

Demand loan # 1	5.99%	Feb/2010	$-	$192
Demand loan # 2	Prime + 1.50%	Aug/2011	1,167	1,667
Demand loan # 3	4.55%	Nov/2010	2,285	2,727
Debenture	12.00%	May/2013	9,257	9,192
Total debt			$12,709	$13,778
Less: cash and cash equivalents			735	11,948
Net debt			11,974	1,830
Shareholders’ equity			$108,849	$110,095
Total debt to capital			.11	.02

Short-term debt facilities include access to a $3.5 million operating line of credit which had not been drawn on at quarter-end.

Derivative Instruments and Hedging Activities

To mitigate the effects of price fluctuations in revenue, Claude may undertake hedging transactions, from time to time, in respect of the price of gold and foreign exchange rates.  At June 30, 2010, the Company had outstanding derivative instruments in the form of forward sales and call option contracts relating to 2010 production totaling 7,150 ounces.  The market value loss inherent in these contracts is $0.8 million.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 16

Contractual Obligations

At June 30, 2010, there were no significant changes to the Company’s contractual obligations from those reported in the Management’s Discussion and Analysis for the year ended December 31, 2009.

Balance Sheet

The Company’s total assets were $228.8 million at June 30, 2010, compared to $229.4 million at December 31, 2009.  The $0.6 million net decrease was comprised primarily of the following: increases of $4.6 million in Inventories and stockpiled ore - a result of the annual winter ice road resupply whereby the Company purchases consumable items utilized by the Seabee Operation; $9.7 million in Mineral properties; and $0.7 million in Restricted promissory notes.  These increases were offset by decreases of $11.2 million in Cash and cash equivalents, a result of payments associated with the annual winter ice road resupply; $1.8 million in Accounts receivable associated with the timing and receipt of gold sales; and $2.8 million in Interest receivable on the restricted promissory note, a result of the interest earned during 2009 being used to satisfy the Royalty obligation incurred during 2009.

Total liabilities were $120.0 million at June 30, 2010, relatively unchanged from December 31, 2009.  This result was attributable to increases of: $3.5 million of Accounts payable and accrued liabilities (due to the Seabee Operation’s winter ice road resupply); and $0.7 million in Royalty Obligations.  These increases were offset by decreases of $2.7 million in Interest payable on royalty obligations offset using the interest received from the restricted promissory notes; and $1.1 million in the Company’s Demand loans payable.

Shareholders’ equity decreased by $1.2 million to $108.8 million at the end of the second quarter of 2010, from $110.1 million at December 31, 2009. This is mainly attributable to a $1.3 million decrease in Share capital due to the renunciation of flow-through shares.

Selected Quarterly Financial Data

Table 8: Summary financial and operating data for the Company’s last eight quarters

	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30
Unaudited	2010	2010	2009	2009	2009	2009	2008	2008

Gold sales ($ millions)	15.2	10.2	15.2	12.7	9.1	11.5	12.1	10.9
Net earnings (loss) ($ millions)	0.3	(0.2)	(0.9)	(0.4)	(3.9)	(1.0)	2.4	(1.7)
Net earnings (loss) per share (1)	0.00	(0.00)	(0.01)	(0.00)	(0.04)	(0.01)	0.03	(0.02)
Average realized gold price (CDN$ per ounce)	1,247	1,147	1,167	1,051	1,075	1,146	990	888
Average realized gold price (US$ per ounce)	1,213	1,103	1,105	958	921	920	816	853
Ounces sold (2)	12,200	8,900	13,000	12,100	8,500	10,100	12,200	12,300
Tonnes milled (3)	46,071	38,490	71,500	70,700	51,300	54,200	61,500	57,800
Ounces produced (3)	11,900	9,200	14,300	14,200	7,700	10,600	13,600	12,000
Grade processed (grams per tonne)	8.44	7.79	6.56	6.53	4.92	6.36	7.09	6.77
Cash cost per ounce (4) (CDN$ per ounce)	774	851	650	614	813	768	683	757
Cash cost per ounce (4) (US$ per ounce)	753	818	615	560	696	617	564	727
EBITDA (4) ($ millions)	4.5	1.5	3.1	4.5	1.3	2.8	1.5	0.7
EBITDA (4) per share	0.03	0.01	0.03	0.04	0.01	0.03	0.02	0.01

Weighted average shares outstanding (basic)	130,925	126,414	114,897	111,465	110,087	97,341	97,112	97,112

CDN$/US$ Exchange	1.0276	1.0404	1.0563	1.0974	1.1672	1.2453	1.2124	1.0418

(1)  Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.
(2)  Excludes ounces sold from Santoy 8 as well as the Porky West 2009 and 2008 bulk samples.
(3)   Includes ounces produced and tonnes milled from Santoy 8 as well as the Porky West 2009 and 2008 bulk samples.
(4)   For an explanation of non-GAAP performance measures, refer to “Non-GAAP Performance Measures”.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 17

The financial results for the last eight quarters reflect the following general trends: improving gold revenue over the periods; improvement in average realized gold prices; improving gold production; steadying cash costs per ounce - a result of mine operating costs being contained and higher gold sales volume.  Results of the first quarter of 2010 and second quarter of 2009 were impacted by interruptions to operations as a result of required major maintenance to the Company’s mining fleet and Mill facilities.

Accounting Estimates

Certain of the Company’s accounting policies require that Management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  For a discussion of those estimates, please refer to the Company’s Management’s Discussion and Analysis for the year ended December 31, 2009, available at www.sedar.com.

Risks and Uncertainties

Risks and uncertainties related to economic and industry factors are described in detail in the Company’s Annual Information Form and remain substantially unchanged.

Key Sensitivities

Earnings from Claude’s gold operation are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to first quarter 2010 actuals, are as follows:

Gold

For a U.S. $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.4 million, or $0.00 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.5 million, or $0.00 per share.

Assets Held For Sale and Related Operations

During the third quarter of 2008, the Company announced plans to divest of its oil and natural gas assets.  As required by the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3475 (Disposal of Long-Lived Assets and Discontinued Operations), the related oil and natural gas assets and liabilities have been reported as Assets held for sale and Liabilities related to assets held for sale in separate captions in the consolidated balance sheets and the related results of operations have been presented as operations held for sale in the consolidated statements of earnings (loss) and cash flows for all periods presented.

Provided below is Management’s Discussion and Analysis as it relates to the Company’s oil and natural gas operations.

Claude produces crude oil, natural gas and natural gas liquids (ngls) from properties in Alberta.  The Company’s oil producing property in Saskatchewan was sold during the fourth quarter of 2009.  The Company intends to further its strategy of monetizing non-core assets by selling its remaining interests during 2010.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 18

Net oil, ngls and natural gas revenue for the quarter ended June 30, 2010 decrease to $0.5 million from $0.7 million reported for the comparable period in 2009. During the first half of 2010, net oil, ngls and natural gas revenue was $1.0 million, relatively unchanged from the comparable period in 2009.  These results are attributable to the disposition of the Company’s working interest shares in its Gainsborough and Birch Lake properties and normal production declines offset by an increase in petroleum prices realized.

Operating costs of $0.3 million during the second quarter of 2010 were relatively unchanged from the $0.2 million reported during the comparable period in 2009.  During the first half of 2010, operating costs of $0.6 million were relatively unchanged from the $0.5 million noted for the first six months of 2009.

During the second quarter, the Company announced that it has entered into a Purchase and Sale Agreement, pursuant to which the Purchaser has agreed to purchase a majority of the oil and natural gas assets owned by Claude; specifically, the Company’s Nipisi assets.  Closing of the transaction, which is subject to regulatory and other approvals, is anticipated to be completed during the second half of 2010.

Outstanding Share Data

At June 30, 2010, there were 130,939,081 common shares outstanding.   This compares to 118,478,686 common shares outstanding at December 31, 2009.  During the first half of 2010, Claude completed and filed a short form prospectus dated January 28, 2010.  The prospectus qualified the distribution of the 12,000,000 units issuable upon exercise or deemed exercise of the 12,000,000 special warrants that were issued on December 30, 2009. Each unit is comprised of one common share of Claude and one-half of one common share purchase warrant. Each purchase warrant entitles its holder to acquire one common share of Claude at a price of $1.75 until December 30, 2011.  The Company also issued 430,395 common shares pursuant to the Company’s Employee Share Purchase Plan during the first half of 2010.  An additional 30,000 common shares were issued due to the exercise of stock options pursuant to the Company’s Stock Option Plan.  At August 10, 2010, there were 131,050,081 common shares of the Company issued and outstanding.

Outstanding Stock Options and Warrants

At June 30, 2010, there were 4.1 million director, officer and key employee stock options outstanding with exercise prices ranging from $0.34 to $2.10 per share.  This compares to 3.3 million director, officer, key employee and consultant stock options outstanding at December 31, 2009 with exercise prices ranging from $0.34 to $2.10 per share.

Table 9: Schedule of Outstanding Stock Options and Average Exercise Price

	June 30, 2010		December 31, 2009
	Number	Average Price	Number	Average Price

Beginning of period	3,259,028	$1.08	3,541,335	$1.19
Options granted	876,546	1.08	701,828	0.80
Options exercised	(30,000)	0.68	(13,500)	0.37
Options lapsed	(14,997)	0.98	(970,635)	1.30
End of period	4,090,577	$1.08	3,259,028	$1.08

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 19

For options outstanding at June 30, 2010, the range of exercise prices, the number vested, the weighted average exercise price and the weighted average remaining contractual life are as follows:

			Weighted Average
Option Price	Outstanding	Number	Per Share	Remaining
Per Share	Number	Vested	Exercise Price	Life

$0.34-$0.99	1,575,998	1,464,361	$0.69	5.91 years
$1.02-$1.47	1,624,579	1,103,549	1.13	8.20 years
$1.54-$2.10	890,000	870,000	1.69	6.66 years
	4,090,577	3,437,910	$1.08	6.98 years

There were 17.8 million common share purchase warrants outstanding as at June 30, 2010 entitling the holder to acquire one common share of the Company at prices determined at the time of issue.  The range of exercise prices and dates of expiration of the warrants outstanding are as follows:

Table 10: Schedule of Warrants Outstanding

	June 30, 2010				December 31, 2009
	Number	•	Price	Expiry Date	Number	Price	Expiry Date
Beginning of period	11,805,655				1,809,500	$1.60	May 22, 2013
	6,000,000		$1.75	December 30, 2011	4,299,550	$0.90	October 9, 2010
	-		$-	-	696,605	$0.83	April 9, 2011
	-		$-	-	5,000,000	$0.90	November 16, 2012
End of period	17,805,655		-	-	11,805,655	-	-

Recent Accounting Pronouncements

Please refer to Note 2 to these unaudited interim consolidated financial statements for information pertaining to accounting changes effective January 1, 2010.

The following summarizes future accounting policy changes that will be relevant to the Company’s consolidated financial statements subsequent to June 30, 2010:

Business Combinations, Consolidated Financial Statements and Non-Controlling
Interest

The Accounting Standards Board (“AcSB”) has issued a series of new standards, CICA Handbook Section 1582, Business Combinations, CICA Handbook Section 1601, Consolidated Financial Statements, and CICA Handbook Section 1602, Non-Controlling Interests, with the objective of harmonizing Canadian accounting for business combinations with U.S. and International Financial Reporting Standards (“IFRS”). These standards need to be implemented concurrently and become effective January 1, 2011.

International Financial Reporting Standards

The AcSB requires that Canadian publicly accountable enterprises adopt IFRS effective January 1, 2011.

Although IFRS employs a conceptual framework that is similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.

In order to plan for and to achieve a smooth transition to IFRS, Claude has established a project team to assess the potential impacts of the transition to IFRS.  The project team has developed a three-phase implementation plan to ensure compliance with the new standards and a smooth transition.  Regular progress reports on the status of Claude’s IFRS implementation project are provided to Senior Management and to the Audit Committee.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 20

The Company’s implementation project consists of three primary phases:

Phase 1: Preliminary Study and Diagnostic - completed in Q4 2008

During this phase, the Company:

•	performed a high-level impact assessment to identify key areas that may be affected by the adoption of IFRS;
•	prioritized areas to be evaluated in Phase 2 of the project plan;
•	used information obtained from the assessment to develop a detailed plan for convergence and implementation; and
•	performed an analysis to assess whether information technology systems used to collect and report financial data required modification in order to meet new reporting requirements under IFRS.

Phase 2: Detailed Component Evaluation - in progress

During this phase, the Company is:

•
completing further evaluation of the financial statement areas impacted by IFRS in order to assess the impact of the adoption of IFRS on results of operations, financial position and financial statement disclosures;

•
developing a more detailed, systematic gap analysis of accounting and disclosure differences between Canadian GAAP and IFRS in order to facilitate final decisions around accounting policies and overall conversion strategy; and

•	specifying changes required to existing business processes and procedures.

Phase 3: Implementation and Review - in progress

During this phase, the Company will:

•	execute changes to business processes and procedures impacted by Claude’s transition to IFRS;
•	obtain formal approval from Claude’s Audit Committee on recommended accounting policy changes;
•	complete necessary IFRS training for our Audit Committee, Board of Directors and staff;
•	collect financial information necessary to compile 2010 and 2011 IFRS compliant financial statements;
•	work with its external auditors to facilitate the verification and audit of the Company’s opening 2010 IFRS financial statements; and
•	obtain approval from the Audit Committee and Board of Directors for Claude’s IFRS financial statements.

Progress Update

The Company is currently completing the component evaluation phase and is continuing progress in the implementation and review phase.  During the most recent quarter, the Company continued its evaluation of some key accounting policy alternatives and implementation decisions as summarized below.  Decisions regarding accounting policies are part of the policy alternatives and implementation phase and, as such, the full accounting effects of adopting IFRS have not yet been determined.

Based on our work during the component evaluation phase, the Company expects IFRS to affect our consolidated financial statements in the following key areas:

Asset impairment

Claude uses a two-step approach to test for impairment under Canadian GAAP.  The first step involves comparing the carrying value of the asset with undiscounted future cash flows to see whether there is an impairment.  If there is an impairment, the Company measures it by comparing the carrying value of the asset with its fair value.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 21

International Accounting Standard (IAS) 36, Impairment of Assets, takes a one-step approach, comparing the carrying value of the asset with either its fair value less costs to sell or its value in use - whichever is higher.

Value in use uses discounted future cash flows, and could result in more write downs.

Claude is working on the detailed calculation of potential impairment charges as of the transition date and expects to provide a reasonable estimate of such charge, if any, as part of the third quarter Management’s Discussion and Analysis.

Provisions (Including asset retirement obligations)

IAS 37, Provisions, Contingent Liabilities and Contingent Assets, requires companies to recognize a provision when:

•	there is a present obligation because of a past transaction or event
•	it is probable that an outflow of resources will be required to settle the obligation, and
•	the obligation can be reliably estimated

Canadian GAAP uses the term “likely” in its recognition criteria, which is a higher threshold than “probable”, so some contingent liabilities may be recognized under IFRS that were not recognized under Canadian GAAP.

IFRS also measures provisions differently. For example:

•	When there is a range of equally possible outcomes, IFRS uses the midpoint of the range as the best estimate, while Canadian GAAP uses the low end of the range.
•	Under IFRS, material provisions are discounted.

While Management does not expect a material impact on the opening IFRS financial position of the Company, it expects to be in a position to provide a reasonable estimate of the impact on Claude’s financial statements as part of the third quarter Management’s Discussion and Analysis.

Property, Plant and Equipment: Componentization

IAS 16, Property, Plant and Equipment (“IAS 16”) requires an entity to identify the significant component parts of its items of property, plant and equipment and depreciate those parts over their respective useful lives. Canadian GAAP only requires componentization to the extent practicable. The Company will be conducting a review of its property, plant and equipment to identify if any additional components are required to be recognized on transition to IFRS. Any adjustment that is required will result in an increase or decrease to accumulated amortization related to the new component with a corresponding offset in opening equity.

While Management does not expect a material impact on the opening IFRS financial position of the Company, it expects to be in a position to provide a reasonable estimate of the impact on Claude’s financial statements as part of the third quarter Management’s Discussion and Analysis.

First-Time Adoption of IFRS

IFRS 1, First-Time Adoption of International Financial Reporting Standards, generally requires an entity to apply the new IFRS standards retrospectively at the end of its first IFRS reporting period.  However, IFRS 1 does provide the Company with a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 22

The Company is analyzing the options available; the most significant exemptions under IFRS 1 that are expected to apply to the Company upon adoption are summarized below.

Business combinations
The Company will have the option to apply IFRS 3, Business Combinations, retrospectively or prospectively.
Claude plans to apply IFRS 3 prospectively to all business combinations that occurred before the transition date, except as required under IFRS 1.

Fair value as deemed cost
The Company will be able to choose to use the fair value of property, plant and equipment as deemed cost at the transition date, or to use the value determined under GAAP.
Upon transition to IFRS, the Company plans to use the historical bases under Canadian GAAP as deemed cost at the transition date.

Share-based payments
Claude will be able to apply IFRS 2, Share-Based Payments, to all equity instruments granted on or before November 7, 2002, and to those granted after November 7, 2002 only if they had not vested by the transition date.
The Company plans to apply IFRS 2 to all equity instruments granted after November 7, 2002 that had not vested as of January 1, 2010, and to all liabilities arising from share-based payment transactions that existed at January 1, 2010.
Claude does not expect a material impact on its opening IFRS financial position.

Borrowing costs
The Company will be able to choose to apply IAS 23, Borrowing Costs, retrospectively, using a date specified by Claude, or to capitalize borrowing costs for all qualifying assets on or after January 1, 2010.  Claude plans to apply IAS 23 prospectively.

Decommissioning liabilities
Claude will have the option of applying International Financial Reporting Interpretations Committee (“IFRIC”) 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, retrospectively or prospectively.
IFRIC 1 will require the Company to add or deduct a change in our obligations to dismantle, remove and restore items of property, plant and equipment, from the cost of the asset it relates to. The adjusted cost of the asset is then depreciated prospectively over the asset’s remaining useful life.
Upon transition to IFRS, the Company plans to adopt IFRIC 1 prospectively at the transition date.
Claude does not expect a material impact on its IFRS opening financial position as a result of the IFRIC 1 adoption.

Additional key activities, milestones and their status are outlined below:

Accounting policies and procedures

•	Management has continued with its development of IFRS accounting policies. A revised accounting policy manual will be in place by the changeover date of January 1, 2011.
•	Senior Management and the Audit Committee will approve the accounting policies.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 23

Financial statement preparation

•
Management is on schedule with its preparation of 2010 IFRS compliant financial statements in anticipation of changeover on January 1, 2011.  The Company’s external auditors will complete an audit of these statements late in the third quarter or early in the fourth quarter of 2010.

•	Format of IFRS financial statements to be finalized.

Training and communication

•
Management began attending IFRS training sessions in 2008.  In addition, external advisors have assisted Management in focusing on accounting issues most relevant to Claude.  Sessions will continue throughout 2010.

•
Communication to the Company’s external stakeholders has been ongoing within our Management’s Discussion and Analysis.  Further detail will be provided as key accounting policy and implementation decisions are made.

•
During the second quarter of 2010, the Company held an IFRS information session for members of Claude’s Board of Directors (including Audit Committee members).  During this session, Management and the Company’s external auditors provided the Board with a review of implications of IFRS standards to Claude’s operations and an overview of the impact on the financial statements.

•	In addition to the above-noted training session, Key Finance Staff attended training provided externally. Attendance at additional sessions in planned for the second half of 2010.

Control environment

•
As the review of accounting policies is completed, appropriate changes will be made to ensure the integrity of internal control over financial reporting and disclosure controls and procedures.  Changes in accounting policies or business processes may require the implementation of additional controls or procedures to ensure the integrity of the Company’s financial disclosures.  The Company plans to design and test the effectiveness of any new controls during 2010.

•	The Company will also ensure that its key stakeholders are informed about the anticipated effects of the IFRS transition.

Non-Gaap Performance Measures

The Company utilizes non-GAAP financial measures as supplemental indicators of operating performance and financial position.  These non-GAAP financial measures are used internally by the Company for comparing actual results from one period to another.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

The Company uses EBITDA as a supplemental financial measure of its operational performance.   Management believes EBITDA to be an important measure of its capacity to generate cash flow from operations as it excludes the effects of items which primarily reflect the impact of long-term investment decisions and finance strategies, rather than the performance of the Company’s day-to-day operations.  The Company measures EBITDA as net earnings before operations held for sale, plus income taxes, interest expense, and depreciation, depletion and accretion.

The Company believes that this measurement is useful in measuring the Company’s ability to service debt, meet other payment obligations and as a valuation measurement. The following table provides a reconciliation of the Company’s calculation of EBITDA:

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 24

Table 11: EBITDA Calculation

In thousands of CDN dollars	Three Months	Three Months	Six Months	Six Months
	June 30	June 30	June 30	June 30
	2010	2009	2010	2009

Earnings (loss) from continued operations	139	(4,416)	(325)	(5,450)
Income taxes	-	-	(1,611)	-
Interest and other	507	353	308	49
Depreciation, depletion and accretion	3,903	5,316	7,666	9,472
EBITDA	4,549	1,253	6,038	4,071

As compared to net earnings (loss) according to GAAP, EBITDA is limited in that it does not reflect the periodic costs of certain capitalized assets used in generating revenues, or the non-cash charges associated with impairments and shutdown-related costs, income taxes, gain on sale of long-term investments or interest and other. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities.

Cash Operating Cost Per Ounce

The Company reports its cash operating costs on a per-ounce basis, based on uniform standards developed by the Gold Institute, an independent researcher and evaluator of the gold market and gold industry. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee Operation. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow Gold Institute standards.

Outlook

For 2010, the Company will continue to focus on the following:

i)	Advancement of surface and underground exploration drill programs at the Company’s 100 percent owned Madsen Exploration Project with a continuation of the shaft dewatering program;
ii)	Further development of satellite deposits and improvement of operating margins at the Seabee Operation by moving Santoy 8 towards commercial production, pending environment approval and permits;
iii)	At the Seabee Operation, continue Seabee Deep exploration and development to increase or sustain reserves and resources;
iv)	Investment in capital projects and equipment to increase both production and productivity at the Seabee Operation; and
v)	Expand the scope of the Amisk-Laurel Gold Deposit and evaluate the bulk mining potential of the system.

For 2010, forecasted gold production at the Seabee Operation is estimated to range from 46,000 to 50,000 ounces of gold.   Cash operating costs for 2010 are estimated to be similar to 2009.

Capital is expected to remain at current year levels as a result of continued investment at Madsen and expected upgrades at the Seabee Operation.

At current gold prices and forecast production, Management believes operating cash flows alone will not be sufficient to fund the 2011 winter ice road resupply requirements at the Seabee Operation and the exploration program at Madsen.  To satisfy the requirement, the Company intends to divest of its remaining oil and gas assets, the proceeds of which should decrease the amount of additional capital to be raised through equity issues.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 25

Disclosure Controls and Internal Controls over Financial Reporting

As of June 30, 2010, we evaluated our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators.  This evaluation was carried out under the supervision and participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer.  Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements.  Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that internal control over financial reporting is effective as at June 30, 2010, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.

No significant changes were made in our internal controls over financial reporting during the period ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Cautionary note to U.S. investors concerning resource estimates

Resource Estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the SEC. In this Management’s Discussion and Analysis, the Company uses certain terms such as “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under U.S. standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. U.S. investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and U.S. investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our Annual Report on Form 40-F, File No. 001-31956, as filed with the SEC under the Exchange Act, which may be obtained from the Company (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 26

Caution Regarding Forward-Looking Information

This Management’s Discussion and Analysis may contain ‘forward-looking’ statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company’s future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company’s Annual Information Form and quarterly and annual Management’s Discussion and Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Additional Information

Additional information related to the Company, including its Annual Information Form (Form 40-F in the U.S.), is available on Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities’ websites.  Certain documents are also available on the Company’s website at www.clauderesources.com.

Claude Resources Inc.